Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco announces a new structure for the Holding Company

New executive committee will now have three directors and two vice presidents

In line with the process of transition already notified to the market, today structural  changes are being announced in the management of Itaú Unibanco Holding S.A., presided by Roberto Setubal, and involving an executive committee  made up of 3 director-generals and 2 vice presidents.

Marco Bonomi is appointed Director-General for Retail (DGV), leading the business of Branches, Cards and Rede, Real Estate, Insurance, Vehicles and Credit. The Marketing area will also come under his leadership.

Candido Bracher will now lead as Director-General of Wholesale (DGA) for business involving large and medium corporates, Asset Management, Private Bank and Custody as well as Latin American business. The latter will remain under the leadership of Ricardo Marino, who until now was on the executive committee of the Holding Company.

Marcio Schettini takes over as Director-General of Technology, Operations and Efficiency. Consequently, he will lead all the operations necessary for execution of business developed by DGV and DGA in addition to the activities of Procurement, Property Administration and one of the largest data centers in the world, which the bank will be unveiling shortly.

Claudia Politanski continues as vice president for the Legal and Internal Ombudsman areas and now accumulates the areas of People, Corporate Communication and Institutional and Governmental Relations.

Eduardo Vassimon remains as vice president for Risks and will also assume the area of Finance and Financial Control, now reporting as CFO of the Holding Company. Within this structure, Marcelo Kopel will be nominated as the organization’s Investor Relations Officer. Caio David, hitherto vice president for Finance and CFO of the Holding Company, will now lead the Institutional Treasury area, which will be under DGA.

”Our objective is to make the transition to the future in a seamless and secure manner and address the more immediate challenges facing the bank. The priorities remain  efficiency and simplification. Technology is also a major challenge for us given that it is essential not only to implement our agenda of efficiency and simplification but also in the light of the current scenario with innumerable innovations that are transforming the world and the banking industry. Hence the importance of these changes which we are announcing today”, declares Roberto Setubal.

With these changes, three vice presidents of Itaú Unibanco and one from Itaú-BBA will be leaving the Holding Company’s Executive Committee:

•       Alexandre de Barros, vice president for the Technology area, leaves the position and remains in the bank as Consultant and Special Advisor to DGTO.

•      Zeca Rudge, vice president of Marketing, People, Efficiency, Procurement and Property will conclude his career in the bank and take over as vice chairman on the Board of Directors of Porto Seguro as our representative.

•       Alfredo Setubal, vice president of Asset, Custody and the Private Bank, as well as Investor Relations officer, leaves the executive area of the bank and will assume as president of Itaúsa, continuing as a member of the Board of Directors of Itaú Unibanco.

•       Daniel Gleizer, vice president for Institutional Treasury, leaves the institution as announced some months ago.

“These changes are testimony to our enormous dynamism and will further strengthen Itaú Unibanco Holding. The objective remains that of constant renewal so that we can continue creating value for our employees, shareholders, offering more modern and better products and services to our clients and contributing to the transformation and development of society”, Roberto Setubal concludes.

 São Paulo (SP), February 23, 2015.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer